Tel Aviv, July 22, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1
Filed June 11, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated July 8, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated July 8, 2010 have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1. We note your response to our comment 2 of our letter dated November 25, 2009. Your response indicates that “all invitations submitted throughout the auction process will be guaranteed by members of the Tel Aviv Stock Exchange.” Are “invitations” the same as bids? If not, please explain what invitations are. Additionally, please explain how the invitations are guaranteed by the members of the Tel Aviv Stock Exchange. If it is a matter of law, please identify the law and explain how it applies to your offering. If successful bidders fail to make payment, explain how you enforce the guarantees of the members of the Tel Aviv Stock Exchange and how long this process will take.

The Company advises the Staff that the term “invitation” is the same as the term “bid”. The Company has revised the Registration Statement to replace references to the term “invitation” with references to the term “bid”. All bids in the offering will be made through the offering coordinator or the authorized entities (some authorized entities are commercial banks in Israel which are not members of Tel Aviv Stock Exchange. However, in these cases, the bids will be routed to a member of the Tel Aviv Stock Exchange who will eventually submit the bids. See our response to comment no. 15). Every authorized entity which is a member of the Tel Aviv Stock Exchange will aggregate all bids made through such organization (whether directly or through another authorized entity which is a commercial bank that is not a member of the Tel Aviv Stock Exchange) and provide the bids to the offering coordinator. Such “aggregate bids” made by the authorized entities are made on behalf of the authorized entity and not by the authorized entity as an agent. Accordingly, any failure by the “street holder” to pay the offering consideration for bids accepted by the Company will be born by the offering coordinator or the submitting authorized entities, each a member of the Tel Aviv Stock Exchange and not by the Company, which eventually collects aggregate bids of members of the Tel Aviv Stock Exchange. Therefore, there is no need for any enforcement action by the Company as a “guarantee”. Each member of the Tel Aviv Stock Exchange has to meet and maintain the membership criteria of the Tel Aviv Stock, including financial stability standards and is subject to supervision of the Tel Aviv Stock Exchange. Members of the Tel Aviv Stock Exchange that are commercial banks are also governed and supervised by the Bank of Israel.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
July 22, 2010

2. We note that institutional investors may submit early bids. As these bids are used to determine the exercise price of the warrants, it appears that the information institutional investors will receive prior to making their bids is different from the information other potential investors will have prior to making their bids. It is not appropriate to have different classes of investors making their bids with different information about the offering.

The Company advises the Staff that, pursuant to the position of the Israeli Securities Authority, or ISA, the Company may not provide different information to institutional investors than that provided to other investors. It should be noted that as of the date of this letter, there is no assurance that the offering will actually include an early bid process by institutional investors. Such process is not mandatory in Israel.

3. We note your statement on page 21 that the early bids submitted by institutional investors will be used to determine the minimum price in the offering and the exercise price of the warrants. Your registration statement must include a price range prior to effectiveness. Please confirm that you will include the price range, the number of units being offered, the number of shares underlying each unit, the number of Series 3 warrants underlying each unit and the number of Series 4 warrants underlying each unit prior to effectiveness.

The Company confirms that prior to effectiveness, the Registration Statement will include the price range, the number of units being offered, the number of shares underlying each unit, the number of Series 3 warrants underlying each unit and the number of Series 4 warrants underlying each unit, if offered.

4. Your statement on page 21 indicates that the minimum price will be announced at least five hours before the auction. This statement implies that you will be circulating a prospectus that does not include a bona fide range, which we would require under the circumstances of your offering. Given this, please confirm that you plan to circulate a prospectus that includes a bona fide range.

In response to the Staff’s comment, the Company confirms that the Company plans to circulate a prospectus that includes a bona fide range.

5. We may have additional comments once you have included a price range. In order to expedite review of your filing, please provide an estimate of your anticipated range.

The Company advises the Staff that since the offering structure has not been finalized yet, the number of shares included in each unit is unknown at this stage and accordingly the Company cannot provide at this stage an estimate of the price range of a unit. The Company shall supplementally advise the Staff on the estimate of the anticipated range once it will have a better indication on the offering structure.

6. Due to the structure of your offering, please note that you must reconfirm all bids once the price is established.

The Company respectfully submits that reconfirmation of bids is neither required nor feasible. In light of the Dutch auction process, no bidder will be required to purchase units at a price per unit higher than that indicated in such bidder’s bids. Further, in light of the fact that the bidding process and auction are taking place on the same day, reconfirmation of bids is not feasible in such a short time. In no offering in Israel are bids confirmed, nor is such confirmation required by the rules of the Tel Aviv Stock Exchange or ISA.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
July 22, 2010

7. Tell us if there are any suitability protections for customers purchasing the units akin to NASD Rule 2310.

In response to the Staff’s comment, the Company advises the Staff that the offering coordinator and the authorized entities are not acting in such capacity as investment advisors. Only advisors with an investment license issued by the ISA (which may be employees of the authorized entities) may advise clients on investment in securities. Such advisors are subject to the Israeli Regulation of Investment Advice and Portfolio Management Law, 5755-1995 that contains, among others, several provisions aimed at protecting the interest of investors, including a requirement to receive the investor approval for any transaction in securities that involves “high risk” (as defined therein).

Cover Page

8. Since this is a best efforts offering and there is no minimum amount of shares that must be sold, either:

•	remove the pricing and proceeds table and simply state that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $0 to $5,300,000, or

•	revise the table to show the aggregate price and proceeds to the company assuming that 25%, 50% and 100% of the shares are sold.

In either event, clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering.

In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement.

9. Revise to clearly state that the offering will price at the minimum bid price unless the offering is oversubscribed.

In response to the Staff’s comment, the Company has revised the Registration Statement in a manner that clearly states that the offering will be priced at the minimum bid price unless the offering is fully subscribed at a price higher than the minimum price.

Risks Related to the Auction Process for Our Offering, page 19

10. Include a risk factor discussing the risks to investors in a best efforts offering with no minimum amount of proceeds. For example, state that investors who submit bids will be committed to purchase units before they actually learn the amount of proceeds the registrant will receive in the offering, state that you may only sell a small number of units in the offering and that a trading market may not develop as a result of the offering.

In response to the Staff’s comment, the Company has revised the Registration Statement to include a new additional risk factor addressing the risks associated with a best efforts offering.

Use of Proceeds, page 20

11. Please revise to indicate that this is a best efforts offering with no minimum dollar amount of proceeds and therefore you might raise substantially less than the proceeds indicated in the table under the heading “If 25% of Units are Sold.” Additionally, please state whether or not the proceeds will be used to pay the amounts in the order listed.

In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section.

The Auction Process, page 73

12. Please explain the responsibilities and obligations of the TASE member administering the offering, for example: whether this person is representing your company in the offering or whether they are acting as an independent third party; and whether they receive any proceeds from the offering.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
July 22, 2010

In response to the Staff’s comment, the Company hereby advises the Staff that the Tel Aviv Stock Exchange member administering the offering shall act as the offering coordinator on behalf of the Company and shall receive a fixed fee for its services based on a contractual arrangement with the Company. Information on the fee payable to the offering coordinator will be included in the Registration Statement prior to effectiveness.

13. Please expand your disclosure regarding the early bids you may obtain from Israeli institutional investors to clarify if you intend to solicit such bids prior to effectiveness of this registration statement. Clarify who is qualified to submit an early bid and whether it is an indication of interest or conditional offer.

In response to the Staff’s comment, the Company advises the Staff that institutional investors pursuant to Section 15A(b)(1) or (2) of the Israeli Securities Law, 5728-1968, are qualified to submit early bids. Such institutional investors include corporations of the type listed in the First Schedule of the Israeli Securities Law and corporations incorporated outside the State of Israel and which, in the opinion of the ISA, are capable of obtaining the information which such entities require in order to make a decision to invest in the securities and which would have appeared in a prospectus, if a prospectus had been published.

The First Schedule of the Israeli Securities Law sets forth the following investors:

(1)	A joint investment mutual fund, as defined in the Israeli Joint Investment Trust Law, 5754-1994, or a managing company for such a fund;

(2)	A provident fund or managing company, as defined in the Israeli Control of Financial Services Law (Provident Funds), 5765-2005;

(3)	An insurer, as defined under the Israeli Insurance Business (Control) Law, 5741-1981;

(4)
A banking corporation and an auxiliary corporation, as defined in the Israeli Banking (Licensing) Law, 5741-1981 - with the exception of joint services companies - purchasing securities on their own behalf or on behalf of investor clients who fall within the categories listed in Section 15A(b) of the Israeli Securities Law;

(5)
A portfolio manager, as defined in Section 8(b) of the Israeli Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, who purchases for himself or for clients who are investors that are listed in Section 15A(b) of the Israeli Securities Law;

(6)	An investment advisor as defined in Section 7(c) of the Israeli Regulation of Investment Advice and Portfolio Management Law, 5755-1995, purchasing for himself;

(7)	A stock exchange member purchasing for itself or for clients who are investors that are listed in Section 15A(b) of the Israeli Securities Law;

(8)	An underwriter regarding whom the qualifications prescribed in Section 56(c) of the Israeli Securities Law have been met, purchasing for itself;

(9)
A venture capital fund; for this purpose, a “venture capital fund” shall mean a corporation whose main business is investing in corporations, which, at the time the investment is made, are primarily engaged in research and development or in the manufacture of innovative and high-tech products or processes, where the risk of investment is higher than what is customary for other investments;

(10)	A corporation which is primarily engaged in capital market activity and which is wholly owned by investors listed in Section 15A(b) of the Israeli Securities Law; or

(11)
A corporation, except for a corporation that was incorporated for the purpose of purchase securities in a specific offering, whose equity exceeds NIS 250 million (the term “equity” will also refer to equity as determined pursuant to foreign accounting rules, international accounting standards and accepted accounting rules in the United States, as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 5753-1993.

In addition, the Company has revised the Registration Statement to clarify that early bids of institutional investors, if any, will be submitted prior to the effectiveness of the Registration Statement. The Company further advises the Staff that an early bid is not a mere indication of interest but an offer.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
July 22, 2010

14. We note from your disclosure that the final offering price per unit cannot be below the minimum price of your range, but that the final offering price per unit can be above the maximum of the pricing range you will include in your registration statement. Please explain how you will resolve a situation where the aggregate offering results in a material change to the maximum aggregate offering you disclose in your registration statement, as such a change cannot be made through filing of a Rule 424(b) prospectus.

In response to the Staff’s comment, the Company advises the Staff that in a situation where the aggregate offering price will be greater than the maximum aggregate price disclosed on the cover page of the Registration Statement, the Company will file a post effective registration statement increasing the offering size. No confirmations will be sent or given prior to the effectiveness of such post effective registration statement.

15. Please explain the term “authorized entity” and explain their role in the process.

In response to the Staff’s comment, the Company advises the Staff that bids will be submitted to members of the Tel Aviv Stock Exchange (or to other commercial banks that are not members of the Tel Aviv Stock Exchange in which case bids submitted will be routed to members of the Tel Aviv Stock Exchange and eventually submitted by them to the offering coordinator). We refer to these entities as the authorized entities. The Company has revised the Registration Statement to include this clarification.

16. Please explain how Israeli Securities Authority regulations guarantee the auction bids submitted through an authorized entity.

With respect to comment no. 16, please see the Company’s response to comment no. 1 above.

17. We believe the use of irrevocable bids is inappropriate.

The Company notes the Staff’s comment. As a reporting company listed on the Tel Aviv Stock Exchange, the Company is subject to the rules of the Tel Aviv Stock Exchange and the regulations of the ISA. The Company further notes that although the bids are irrevocable, due to the offering process in Israel, the offering process is taking place in a short time window of a few hours.

18. The reference to “summary date” in the third paragraph is confusing. Please revise. To the extent you will disclose summary data, specify the nature of the information you will disclose.

The Company has revised the Registration Statement in response to the Staff’s comment.

19. You state that each bidder may submit up to three bids. Revise to state if such bids are cumulative.

The Company advises the Staff that the three bids are cumulative. The Company has revised the Registration Statement accordingly.

20. We note that the auction will be conducted with paper bids. Discuss any timing constraints you anticipate given the short time frame of the offering.

The Company advises the Staff that it does not anticipate any time constraints in light of the time frame of the offering. The bidding process is executed in Israel on a regular basis and the offering coordinator and the headquarters of the authorized entities are, in general, located in the Tel Aviv area.

Acceptance of Bids, page 74

21. Please revise your disclosure in this section to clarify;

•	When bidders will be notified if their bids were successful;

•	How long successful bidders have to transfer consideration to the offering coordinator; and

•	What happens if a successful bidder does not transfer their consideration by the deadline.

The Company has revised the Registration Statement in response to the Staff’s comment. With respect to the third bullet point, please see our response to comment no. 1. With respect to the first and second bullet points, the Company further advises the Staff that any payments made between the “street holders” and the commercial banks and notifications provided by the latter are governed by commercial arrangements between the parties and applicable banking procedures to which the Company is neither party nor has any access to.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
July 22, 2010

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

       /s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.